Exhibit 99.1

Canadian Zinc announces C$2 million non-brokered flow-through private placement

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES/

CZN-TSX
CZICF-OTCQB

VANCOUVER, Dec. 2, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") announces that it intends to undertake a non-brokered private placement of 6,666,667 flow-through common shares (the "FT Shares") of the Company at a price $0.30 per FT Share (the "FT Share Price") for aggregate gross proceeds of C$2,000,000 (the "Placement").

The net proceeds of the Placement will be used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2016. The funds are intended to be used to explore the Company's properties, which include the Prairie Creek project in the Northwest Territories as well as the South Tally Pond property in Newfoundland.

The Company has agreed to pay a Finder's Fee equal to 6% of the gross proceeds raised in the Placement from purchasers of the FT Shares introduced to the Company by Secutor Capital Management Corp., Canaccord Genuity Corp., and Paradigm Capital Inc.

The Placement is subject to the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (the "TSX"). The FT Shares will be subject to resale restrictions for a period of four months and one day from the closing date of the Placement under applicable securities legislation. The Placement is scheduled to close on or about December 14, 2016.

The FT Shares will not be registered under the U.S. Securities Act of 1933 (the "1933 Act"), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 02-DEC-16